Exhibit 14

SYSTEMAX INC.

CORPORATE ETHICS POLICY

The Systemax Inc. Corporate Ethics Policy was prepared to provide the shareholders, employees and customers of Systemax Inc. (the “Company”) and the general public with a statement of the Company's commitment to ethical business conduct. This applies to the Company and all of its subsidiaries in North America and Europe. The Company is committed to acting as a responsible and ethical corporate world citizen. The officers and employees of the Company will conduct its business with the highest regard for its ethical and legal obligations and with the utmost loyalty to its shareholders and customers.

Policies:

Loyalty to the Company and its Shareholders:

Officers and employees of the Company owe a duty of loyalty to the Company and those who invested in the Company. No officer or employee will allow any considerations such as the receipt of gifts, financial interests in other businesses, or personal or family relationships to interfere with their independent exercise of their business judgment and work activities to the benefit of the Company. Officers and employees will be sensitive to the confidential business information of the Company and guard against any misuse or waste of the Company's assets or corporate opportunities. This includes, but is not limited to, trade secrets, intellectual property rights such as trademarks and patents, product sourcing information, strategic plans, etc. Company employees will refrain from the use of Company property for personal use other than on an incidental basis. Officers and employees will comply with internal controls or procedures of the Company, which are intended to allow for better management and protection of the Company's assets in order to maximize the value of the Company to its shareholders.

Fair Treatment of Fellow Employees:

Officers and employees will not discriminate against any employee or potential employee on the basis of sex, race, religion, handicapped status, age and be sensitive to the rights of all employees to work in an environment free from all aspects of discrimination, including an environment free from all forms of harassment based on any employee's race, color, religion, sex, national origin, age, handicap, veteran status, marital status, or sexual preference.

Gifts and Relationships with Customers and Suppliers:

All customers and suppliers will be treated fairly based solely on appropriate business factors. Gifts of significant economic value should not be offered or provided to any customer or potential customer. Gifts of significant economic value should not be accepted from any supplier or potential supplier either directly or indirectly provided, however, that no amount of cash may ever be accepted as a gift. Company employees may not solicit any gift, entertainment or other gratuity. Gifts include tangibles and intangibles such as cash, excessive entertaining, tickets to events, services, etc. Gifts of a “significant economic value” include more than one gift from the same source, which in the aggregate is of a significant economic value. Gifts received or offers of gifts that are more than $100 must be reported immediately to an employee's supervisor.

No gift, friendship, or other non-business aspect of any relationship with any customer or supplier should affect an employee’s obligation to deal with all customers, prospective customers and suppliers in a manner consistent with the best interests of the Company. Neither an employee nor any member of his/her family may have any financial or economic involvement, such as employment by, a business venture with, or investment in any customer or supplier of the Company (other than the ownership of the stock of publicly traded companies) without written disclosure to the Company and approval of the Company.

Competitors:

The Company competes vigorously but fairly. Employees shall not engage in conduct that results in the Company using any trade secrets, copyrights, trademarks, patents or other proprietary or confidential information belonging to a competitor.

Compliance With Applicable Laws and Regulations of Governmental Bodies and Agencies:

The Company and its employees will comply fully with all applicable laws and regulations, including antitrust laws (which establish. standards for dealing fairly with competitors, suppliers and customers), laws regarding safety in the workplace, laws relating to the preservation of the environment, laws protecting employees and prospective employees from discrimination or sexual harassment, securities laws (which require fair disclosure of the Company's business and financial information to the public and prohibit any use of secret information about the Company in deciding to buy or sell stock of the Company), customs laws, including country of origin marking and value laws, and other laws regulating products as well as laws prohibiting corrupt practices such as payments to public officials or improper political activities.

While the Company encourages its employees to participate in the political process, they are cautioned not to create the impression that they speak or act on behalf of the Company. Certain U .S. and foreign laws prohibit the Company from contributing to political candidates of parties or party officials except under limited conditions.

A variety of U.S. and foreign laws govern the accurate and complete entry of accounting and financial information. The Company and its employees are to maintain all such financial records in an accurate and complete manner in accordance with such laws.

The numerous applications of domestic and international laws to the activities of the Company cannot be set forth fully here, but all officers and employees should be sensitive to the ongoing need to assure appropriate consideration of any activity that might violate any such laws.

Procedures in the Event of a Concern:

All officers and employees of the Company have an obligation to discuss any concern they have with regard to the application of these policies to any conduct in which they participate, are asked to participate, or become aware of. Normally, such concerns should be brought to the attention of the immediate supervisor of the employee or officer. The Company is aware that in certain situations it may be unrealistic to discuss concerns with a supervisor and encourages any employee or officer to contact any of the following in such circumstances:

           Richard Leeds- Chairman and CEO

           Steven Goldschein- Senior Vice President and CFO

           Curt Rush- General Counsel

           Human Resources Department-New York Office

Importance of Compliance With These Policies:

It is the duty of all officers and employees to see that these policies are followed. Every officer and employee of every business unit of the Company is expected to comply with the policies set forth above. Failure to do so may not only harm the Company and your fellow employees, it may subject you to disciplinary action, including termination of employment under appropriate circumstances.